Exhibit 6.3.1

Amendment to Executive Employment Agreement

This Amendment (“Amendment”) to the Executive Employment Agreement by and between Aeroclean Technologies, LLC ( “Company”) and Jason DiBona (“Executive”), dated as of November 1, 2020 (the “Employment Agreement”), is entered into by the Company and Executive as of May 1, 2021. Capitalized terms used and not defined herein shall have the meanings given thereto in the Employment Agreement.

WHEREAS, the parties desire to amend the Employment Agreement to revise the terms of the equity award contemplated therein.

NOW, THEREFORE, in consideration of the mutual promises, terms, provisions, and conditions contained herein, the parties agree as follows:

1.              Equity Award. Section 3(c) of the Employment Agreement is hereby amended in its entirety to read as follows:

“(c)          Equity. As soon as practicable following the consummation of the conversion of Company to a C Corporation (the “C Corporation Conversion”), pursuant to the terms of the Company’s equity incentive plan then in effect (the “Plan”), and subject to the approval of the Board, Executive shall be eligible to receive an award of 281,632 restricted stock units with respect to shares of Company common stock (the “RSUs”). The RSUs shall be subject to the terms and conditions of the Plan and Company’s standard form of restricted stock unit award agreement. One-half (1/2) of the RSUs shall be eligible to vest in equal installments on each of the first two anniversaries of the grant date of the RSUs, subject to Executive’s continuous employment by Company through the applicable vesting date (except as otherwise provided in the Plan or Executive’s award agreement). Notwithstanding the foregoing, (i) in the event the C Corporation Conversion occurs immediately prior to or concurrently with the listing of the Company’s stock on a securities exchange, then the grant of the RSUs shall be further conditioned upon the filing of a Form S-8 registration statement by the Company with respect to the Plan and/or (ii) in the event the C Corporation Conversion does not occur as contemplated then the Company and the Executive agree to negotiate in good faith to provide Executive with compensation and/or other equity of like value. In addition, so long as employed, the Executive shall, on an annual basis, be entitled to receive equity compensation consideration and participation in equity compensation programs in effect from time to time, which programs may include stock options, stock awards, restricted stock awards or units ("Equity Awards"). The Equity Award type, quantity, and terms and conditions shall be in the discretion of the Board of Managers or Directors, as applicable, and subject to the terms and conditions of the applicable equity plan(s) and award agreements.”

2.              Effect on the Employment Agreement. Except as expressly modified by this Amendment, all other terms and provisions of the Employment Agreement shall be unchanged and shall remain in full force and effect.

3.              Governing Law. This Amendment and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the State of Florida, without giving effect to conflict of law principles thereof, and specifically excluding any conflict or choice of law rule or principle that might otherwise refer construction or interpretation of this Amendment to the substantive law of another jurisdiction.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

AEROCLEAN TECHNOLOGIES, LLC

By:	/s/ Amin J. Khoury
Name:	Amin J. Khoury
Title:	Chairman of the Board of Directors

EXECUTIVE

/s/ Jason DiBona

Jason DiBona